SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES      EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-14616

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J & J Snack Foods Corp.

6000 Central Highway

Pennsauken, NJ 08109

Financial Statements and Report of Independent Registered Public Accounting Firm

J&J Snack Foods Corp. 401(k) Profit Sharing Plan

December 31, 2012 and 2011

C O N T E N T S

Report of Independent Registered Public Accounting Firm

Trustees

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the J & J Snack Foods Corp. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania

June 27, 2013

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

ASSETS	2012	2011

Investments at fair value	$75,396,163	$64,847,821

Receivables
Notes receivable from participants	4,339,774	4,203,313
Employer contributions		161
Participant contributions		79

Total receivables	4,339,774	4,203,553

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$79,735,937	$69,051,374

The accompanying notes are an integral part of these statements.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2012

Additions
Additions to net assets attributed to Investment income
Net appreciation in fair value of investments	$8,630,348
Interest and dividend income	1,109,466
Total gain on investments	9,739,814
Interest income on notes receivable from participants	207,329

Contributions
Employer	1,628,857
Participants	3,824,905
Participant rollover	209,670

Total contributions	5,663,432

Total additions	15,610,575

Deductions
Deductions from net assets attributed to Benefits paid to participants	(4,847,986)
Administrative expenses	(78,026)

Total deductions	(4,926,012)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	10,684,563

Net assets available for benefits
Beginning of year	69,051,374

End of year	$79,735,937

The accompanying notes are an integral part of this statement.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE A - DESCRIPTION OF THE PLAN

The following description of the J & J Snack Foods Corp. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.   General

The Plan is a defined contribution plan covering all employees of J & J Snack Foods Corp. (the Company) who have one year of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

2.   Contributions

Each year, participants may make a pretax contribution deferring no less than 2% or more than 25% of total compensation, as defined by the Plan, subject to Internal Revenue Code (“IRC”) limitation. For 2012, a participant’s tax-deferred contribution was limited to $17,000. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained the age of 50 before the end of the Plan year were eligible to make an additional $5,500 catch-up contribution. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 17 investment options for participants, one of which is common stock of the Plan sponsor, J&J Snack Foods Corp.

The Company may contribute:

●

A discretionary matching contribution equal to a percentage of the amount of the salary reduction elected for deferral by each participant (in 2012, 60% of employee’s salary reduction up to 5% of salary). This percentage will be determined each year by the Company.

●

On behalf of each non-highly compensated participant, a special discretionary contribution equal to a percentage of the participant’s compensation. This percentage will be determined each year by the Company. There was no such contribution in 2012.

●	A discretionary amount in addition to the special contribution, which will be determined each year by the Company. There was no such contribution in 2012.

3.   Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and, (b) Plan earnings net of expenses, and (c) forfeitures of terminated participants’ nonvested accounts, and (d) allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants have the ability to make daily transfers of all or a portion of employee and employer contributions to their account from one fund to another in multiples of 5% of the fund balance.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE A - DESCRIPTION OF THE PLAN – Continued

4.   Vesting

Participants are 100% vested in their salary reduction contributions plus actual earnings thereon. Vesting in the Company’s match contribution is based on years of service. Participants are vested at a rate of 20% for each year of service from years two to six (fully vested after six years).

5.   Payment of Benefits

Upon termination of service, retirement, death or disability, the vested portion of a participants account may be distributed to the participant or beneficiary by transfer to another qualified plan or through a lump sum distribution.

In-service withdrawals of all or a portion of a participant’s vested account balance may be made by participants who have attained the age of 59 ½. As allowed under IRS rules, participants may withdraw funds from their vested accounts while employed to satisfy an immediate and heavy financial need, which is considered a hardship withdrawal. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax due to early withdrawal. Participants may not contribute to the Plan for six months following a hardship withdrawal.

6.   Notes Receivable from Participants

The trustee may make loans from the Plan to participants in accordance with the Plan document. All loans bear interest rates that are commensurate with local prevailing rates at date of issuance as determined by Plan administrator. The interest rates range from 4.25% to 9.50%. Participants may request loans for a minimum of $1,000 up to 50% of their vested balance with a maximum to $50,000. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer. Loans are secured by the portion of the vested balance in the participant’s account that is equal to the amount that is loaned to the participant. Principal and interest is paid ratably through monthly payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

7.   Forfeited Accounts

Forfeitures are allocated to participants' accounts in proportion to each participant's percentage of the total discretionary matching contribution for the year. Unallocated forfeitures as of December 31, 2012 and 2011 were $34,591 and $26,210, respectively. Forfeitures allocated during 2012 totaled $19,565.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE A - DESCRIPTION OF THE PLAN – Continued

8.     Plan Administration

The plan incurred administrative expenses of $78,026, for the year ended December 31, 2012. The Plan sponsor has the option not the obligation to pay any of the Plan's administrative expenses. In addition, certain administrative functions are performed by officers and employees of the Plan sponsor for which they receive no compensation from the Plan nor is the Plan charged for these services. Additionally, the Plan sponsor incurs and pays additional expenses which are not charged to the plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.   Basis of Accounting

The financial statements of the plan are prepared on the accrual basis of accounting.

2.   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.   Investment Valuation and Income Recognition

Investments are reported at fair value with an adjustment from fair value to contract value related to the Plan’s interest in the Fixed Fund Institutional, a common collective trust. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The change in fair value of investments during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year or costs of purchases during the year and is reflected in the statement of changes in net assets available for plan benefits as net appreciation in fair value of investments. See note B5 for discussion of fair value measurements.

The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

4.   New Accounting Pronouncements

In May 2011, the FASB issued amended standards that revised the application of the valuation premise of highest and best use of an asset, the application of premiums and discounts for fair value determination, as well as the required disclosures for transfers between Level 1 and Level 2 fair value measures and the highest and best use of nonfinancial assets. The update provides additional disclosures regarding Level 3 fair value measurements and clarifies certain other existing disclosure requirements. The new guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Plan adopted this guidance during the 2012 Plan Year and the adoption did not have a material impact on net assets of the Plan.

5.   Fair Value Measurements

The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan adopted accounting guidance which requires enhanced disclosures about investments that are measured and reported at fair value. That guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
●	quoted prices for similar assets or liabilities in active markets;

●	quoted prices for identical or similar assets or liabilities in inactive markets;

●	inputs other than quoted prices that are observable for the asset or liability;

●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable input.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Registered Investment Company Mutual Funds: These investments are public investment securities valued at net asset value (“NAV”). NAV is used as a practical expedient for fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market on which the securities are traded. Shares of registered investment companies are classified as Level 1 investments.

J&J Snack Foods Corp Common Stock Fund: This fund represents employer securities valued at the closing price reported on NASDAQ. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices. The common stock is classified as a Level 1 investment.

Common/Collective Trust Fund: This investment is a public investment security valued at NAV. NAV is used as a practical expedient for fair value. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market or have observable inputs. The common/collective trust fund with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. The common/collective trust fund is classified as a Level 2 investment.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present information about the Plan’s investments measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such value.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2012	Level 1	Level 2	Level 3
Common stock fund	$14,065,266	$14,065,266	$-	$-

Fixed Income	$2,831,672	$2,831,672
Balanced	$14,368,023	$14,368,023
Growth	$18,478,507	$18,478,505
Aggressive Growth	$16,553,389	$16,553,389
Income	$1,940,754	$1,940,754
Other	$2,967,945	$2,967,945
Total Mutual Funds	$57,140,288	$57,140,288	$-	$-

Common/Collective trust fund	$4,190,607	$-	$4,190,607	$-

Total investments measured at fair value	$75,396,163	$71,205,554	$4,190,607

	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2011	Level 1	Level 2	Level 3
Common stock fund	$11,196,670	$11,196,670	$-	$-
Fixed Income	$3,129,116	$3,129,116
Balanced	$12,883,833	$12,883,833
Growth	$15,099,087	$15,099,087
Aggressive Growth	$14,250,481	$14,250,481
Income	$1,544,265	$1,544,265
Other	$2,653,590	$2,653,590
Total Mutual Funds	$49,560,372	$49,560,372	$-	$-
Common/Collective trust fund	$4,090,779	$-	$4,090,779	$-

Total investments measured at fair value	$64,847,821	$60,757,042	$4,090,779

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

For the year ended December 31, 2012, there were no transfers in or out of levels 1, 2 or 3.

6. Payment of Benefits

   Benefits are recorded when paid.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

7.   Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

8.   Administrative Expenses

Administrative expenses of the Plan are paid by the Plan. There are other costs associated with the Plan that are paid by the Company.

NOTE C - INVESTMENTS

The following table presents the fair value of investments as of December 31, 2012 and 2011 and items representing 5% or more of the Plan’s net assets are separately identified.

Investments	2012	2011
J&J STOCK FUND	$14,065,266	$11,196,670
T. ROWE PRICE GROWTH STOCK-ADV	5,255,091	3,566,001
MFS MODERATE ALLOCATION A	8,492,370	7,071,328
MFS GROWTH ALLOCATION A	6,501,056	5,873,355
MFS AGGRESSIVE GROWTH ALLOCATION A	16,553,389	14,250,481
MFS CONSERVATIVE ALLOCATION A	4,510,429	4,218,790
FIXED FUND INSTITUTIONAL	4,190,607	4,090,779
OTHER	15,827,955	14,580,417
TOTAL	$75,396,163	$64,847,821

During 2012, the Plan’s investments (including realized and unrealized gains and losses) appreciated in value by $8,630,348 as follows:

Mutual funds	$6,317,992
Common stock	2,312,356

$8,630,348

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE D - INVESTMENTS IN COMMON/COLLECTIVE TRUST

The Plan is applying the practical expedient as of December 31, 2012 and 2011 to its investment in the Common/Collective Trust (“CCT”). The CCT’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. Participants’ ownership of the CCT is represented as units. Units are issued and redeemed daily at the CCT’s constant NAV of $1 per unit. The CCT allows for daily liquidity with no additional days’ notice required for redemption. It is the policy of the CCT to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the CCT will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment in the CCT at contract value. Contract value represents contributions made to the CCT, plus earnings, less participant withdrawals and administrative expenses. The CCT imposes certain restrictions on the Plan, and the CCT itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes the occurrence of events that would cause the CCT to transact at less than contract value is not probable.

The CCT invests in assets (typically fixed income securities or bond funds, and may include derivative instruments such as futures contracts and swap agreements) and enters into “wrap” contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted. The CCT is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets that are not otherwise invested in money market funds. The CCT is presented in the statements of net assets available for benefits at contract value as the fair value adjustment is not material.

The contract value of the investment as of December 31, 2012 and 2011 was $4,190,607 and $4,090,779, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rate is reviewed on a quarterly basis. The crediting interest rate was 1.05% and .52% at December 31, 2012 and 2011, respectively. The average yield credited to participants was .83% during the year ended December 31, 2012.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE E - RELATED PARTY TRANSACTIONS

At December 31, 2012 and 2011, investments include 216,102 and 204,691 shares of the Corporation's unitized stock fund valued at $14,065,266 and $11,196,670, respectively.

Certain Plan investments are shares of mutual funds and common collective trusts managed by the trustee. The Plan also permits notes receivable from participants.

Accordingly, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE F – TAX STATUS

The Plan is a Non-standardized 401(K) Profit Sharing Prototype Plan (“Prototype Plan”) sponsored by MassMutual Financial Group and adopted by the Company (Note J). The Prototype Plan obtained its latest opinion letter on May 11, 2009, in which the IRS stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has not requested its own determination letter from the IRS. The Plan administrator believes that the Plan is currently designed and being operated in all material respects in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine examinations by the Department of Labor and the Internal Revenue Service.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE G - TRUST AGREEMENT

Effective August 31, 2004, the Company entered into a trust agreement with MFS Heritage Trust Company which was subsequently assigned to and accepted by Reliance Trust Company on April 1, 2008. Under the terms of this agreement, the Trustee will hold, invest and reinvest the Plan’s funds. The Company has no right, title or interest in or to the trust fund maintained under this agreement.

NOTE H - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE I – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2012	2011

Net assets available for benefits per the financial statements	$79,735,937	$69,051,374

Contributions receivable	0	(240)

Net assets available for benefits per Form 5500	$79,735,937	$69,051,134

Amount represents the difference between amounts accrued for contribution receivable per Form 5500 and the financial statements.

The following is a reconciliation of the Plan’s changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

2012

Change in net assets available for benefits per the financial statements	$10,684,563

Plus contribution receivable at December 31, 2011	240
Less contribution receivable at December 31, 2012	0

Change in net assets available for benefits per the Form 5500	$10,684,803

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

 NOTE J – SUBSEQUENT EVENTS

MassMutual Financial Group purchased the Plan’s record-keeper on January 1, 2013 and the Plan adopted the Prototype Plan sponsored by MassMutual Financial Group on April 1, 2013 which had no significant differences from the prior record-keeper’s Prototype Plan adopted by the Plan.

SUPPLEMENTAL INFORMATION

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31,2012

	Name of Plan:	J&J SNACK FOODS CORP 401(k) PROFIT SHARING PLAN
	Three Digit Plan Number:	001
	Employer Identification#	22-1935537
	Plan Sponsor's Name:	J&J SNACK FOODS CORP

	(b) Identity of Issue, Borrower, Lessor or similar party	(c) Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	MFS GOVERNMENT SECURITIES A	Registered Investment Company Mutual Fund	**	2,831,672
*	MFS CONSERVATIVE ALLOCATION A	Registered Investment Company Mutual Fund	**	4,510,429
*	MFS MODERATE ALLOCATION A	Registered Investment Company Mutual Fund	**	8,492,370
*	MFS GROWTH ALLOCATION A	Registered Investment Company Mutual Fund	**	6,501,056
*	MFS AGGRESSIVE GROWTH ALLOCATION A	Registered Investment Company Mutual Fund	**	16,553,389
	AMERICAN FUNDS AMCAP R3	Registered Investment Company Mutual Fund	**	1,231,499
	OPPENHEIMER GLOBAL A	Registered Investment Company Mutual Fund	**	2,967,946
	DELAWARE SELECT GROWTH A	Registered Investment Company Mutual Fund	**	15,171
	FRANKLIN RISING DIVIDENDS A	Registered Investment Company Mutual Fund	**	2,952,456
	T.ROWE PRICE GROWTH STOCK-ADV	Registered Investment Company Mutual Fund	**	5,255,091
	PIMCO DIVERSIFIED INC FUND-A	Registered Investment Company Mutual Fund	**	1,940,754
	J P MORGAN INTREPID VALUE FUND-A	Registered Investment Company Mutual Fund	**	1,614,790
	INVESCO AMERICAN VALUE A	Registered Investment Company Mutual Fund	**	13,811
	J P MORGAN SMALL CAP EQUITE	Registered Investment Company Mutual Fund	**	894,632
*	BLACKROCK GLOBAL ALLOCATION	Registered Investment Company Mutual Fund	**	1,365,224
	FIXED FUND INSTITUTIONAL	Common Collective Trust	**	4,190,607
*	J & J STOCK FUND	Employer Securities	**	14,065,266

	Total Funds			75,396,163

*	NOTES RECEIVABLE FROM PARTICIPANTS	Low-High Interest Rate 4.25% to 9.50%		4,339,774

				79,735,937

	*Party-in-interest
	**Cost omitted: all investments are participant-directed.

EXHIBIT INDEX

Exhibit Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*     Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

Date: June 27, 2013	/s/ Dennis G. Moore

Dennis G. Moore
Plan Administrator